GOULD INVESTORS L.P.
                         60 Cutter Mill Road, Suite 303
                              Great Neck, NY 11021










November 19, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Amendment No. 8 to Statement on Schedule 13D - Yonkers Financial Corporation

Gentlemen:

There is transmitted herewith Amendment No. 8 to Schedule 13D relating to shares of common stock of Yonkers Financial Corporation. The Amendment is being sent today to the Company at its principal executive offices by certified mail, and to the NASD, in accordance with Rule 13d-1 of the rules promulgated under the Securities Exchange Act of 1934.


Very truly yours,

GOULD INVESTORS L.P.
BY GEORGETOWN PARTNERS, INC.



By s/Simeon Brinberg
   Senior Vice President




Enclosure

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                 Amendment No. 8
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of l934


Yonkers Financial Corporation
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                                (Name of Issuer)
Common Stock, $.01 par value
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                         (Title of Class of Securities)
986073104
---------------------------------------------------------------
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.


                           Page 1 of 5 Pages


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                                                             Page 2 of 5 Pages
Cusip No. 986073104

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l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

     WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                    7.   SOLE VOTING POWER - 362,300
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 362,300
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   362,300
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.26%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     PN

                                                             Page 3 of 5 Pages

This amendment further amends and supplements Schedule 13D dated June 11, 1998, as amended to date. Except as amended by this amendment there has been no change in the information previously reported on Schedule 13D, as previously amended.

Item 5.   Interest in Securities of the Issuer.

         (a) The Partnership owns, as of this date, 362,300 shares of Common Stock of the Company, constituting approximately 16.26% of the shares of Common Stock outstanding (based on 2,228,739 shares outstanding).

         (b) The Partnership has sole voting and dispositive power with respect to the shares of Common Stock it owns. Fredric H. Gould, as Chairman and sole shareholder of the corporate general partner of the Partnership and as sole member of the other general partner of the Partnership, is in a position to direct the vote and/or disposition of the shares of Common Stock owned by the Partnership.

         (c) The Partnership has not had any transactions in the Common Stock of the Company since Amendment No. 7 to Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         On November 13, 2001 the Company and Atlantic Bank of New York entered into a definitive agreement whereby Atlantic Bank agreed to acquire the Company for $29.00 per share, cash, for each outstanding share of Common Stock of the Company.

         In connection with the proposed transaction, the Partnership entered into a Voting Agreement with Atlantic Bank pursuant to which it agreed that until the proposed transaction is consummated or terminated in accordance with the definitive agreement, the Partnership (i) will not sell, tender, transfer, pledge, encumber, assign or otherwise dispose of any of its shares, (ii) deposit any shares into a voting trust or enter into a voting agreement or arrangement or grant any proxies or power of attorney with respect to its shares, or (iii) enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, encumbrance assignment, or other disposition of its shares, but the Partnership can dispose of shares if the person or entity to whom the shares are transferred agrees to be bound by the Voting Agreement.


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                                                              Page 4 of 5 Pages

         In the Voting Agreement, the Partnership also agrees to vote its shares in favor of the proposed transaction and any other matter which is necessary to consummate the proposed transaction.

         The Company provided the Partnership with a written confirmation that the Company waived such provisions of the Standstill Agreement dated January 14, 2000 to the extent necessary to enable the Partnership to enter into and to perform its obligations under the Voting Agreement.

                                                             Page 5 of 5 Pages

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 19, 2001


GOULD INVESTORS L.P.
BY GEORGETOWN PARTNERS, INC.
MANAGING GENERAL PARTNER


By s/Simeon Brinberg
   ------------------
Simeon Brinberg
Senior Vice President